FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 10, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2015 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2015	December 31, 2015
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥351,363	¥351,465
Short-term investments in debt and equity securities (Notes 4 and 5)	95,237	106,756
Other short-term investments (Note 4)	184,358	174,012
Trade receivables
Notes	19,130	22,412
Accounts	299,412	276,252
Less allowances for doubtful accounts and sales returns	(5,378)	(5,583)
	313,164	293,081
Inventories (Note 6)	354,499	366,728
Other current assets (Notes 5, 7, 8 and 11)	158,926	135,612
Total current assets	1,457,547	1,427,654

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	1,051,638	1,203,550
Other long-term investments (Notes 4, 5, 7 and 11)	20,402	24,247
Total investments and advances	1,072,040	1,227,797
Property, plant and equipment (Note 5):
Land	59,590	61,094
Buildings	350,354	351,161
Machinery and equipment	846,391	855,297
Construction in progress	11,015	13,848
Less accumulated depreciation	(1,005,859)	(1,013,702)
Total property, plant and equipment	261,491	267,698
Goodwill (Notes 3, 5 and 10)	102,167	107,732
Intangible assets (Note 5)	56,615	58,198
Other assets (Note 7)	71,324	88,958
Total assets	¥3,021,184	¥3,178,037

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2015	December 31, 2015
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,129	¥5,921
Current portion of long-term debt (Note 5)	9,441	10,055
Trade notes and accounts payable	119,654	121,276
Other notes and accounts payable (Note 11)	59,613	83,255
Accrued payroll and bonus	59,454	50,336
Accrued income taxes	17,316	14,662
Other accrued liabilities	53,305	40,505
Other current liabilities (Notes 5 and 8)	33,339	35,599
Total current liabilities	356,251	361,609
Non-current liabilities:
Long-term debt (Note 5)	17,881	18,756
Accrued pension and severance liabilities (Note 9)	34,764	33,808
Deferred income taxes	292,454	320,264
Other non-current liabilities	16,211	18,745
Total non-current liabilities	361,310	391,573
Total liabilities	717,561	753,182
Commitments and contingencies (Note 11)
Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,695	162,827
Retained earnings	1,502,310	1,521,459
Accumulated other comprehensive income (Note 13)	469,673	566,328
Common stock in treasury, at cost	(35,062)	(35,082)
Total Kyocera Corporation shareholders’ equity	2,215,319	2,331,235
Noncontrolling interests	88,304	93,620
Total equity (Note 12)	2,303,623	2,424,855
Total liabilities and equity	¥3,021,184	¥3,178,037

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥1,101,692	¥1,093,030
Cost of sales (Notes 8 and 9)	809,547	803,743
Gross profit	292,145	289,287
Selling, general and administrative expenses (Notes 3, 5, 9, 11 and 14)	201,923	209,124
Loss on impairment of goodwill (Note 5)	—	14,143
Profit from operations	90,222	66,020
Other income (expenses):
Interest and dividend income	21,653	27,260
Interest expense	(1,303)	(1,098)
Foreign currency transaction gains, net (Note 8)	2,607	3,343
Other, net (Note 8)	1,488	1,865
Total other income (expenses)	24,445	31,370
Income before income taxes	114,667	97,390
Income taxes (Note 10)	35,542	34,362
Net income	79,125	63,028
Net income attributable to noncontrolling interests	(5,154)	(3,524)
Net income attributable to shareholders of Kyocera Corporation	¥73,971	¥59,504
Per share information (Note 16):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥201.63	¥162.20
Diluted	201.63	162.20
Average number of shares of common stock outstanding:
Basic	366,865	366,860
Diluted	366,865	366,860

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥387,363	¥370,453
Cost of sales (Notes 8 and 9)	284,261	272,226
Gross profit	103,102	98,227
Selling, general and administrative expenses (Notes 3, 5, 9, 11 and 14)	67,631	80,013
Loss on impairment of goodwill (Note 5)	—	14,143
Profit from operations	35,471	4,071
Other income (expenses):
Interest and dividend income	10,549	13,495
Interest expense	(423)	(329)
Foreign currency transaction gains, net (Note 8)	684	1,309
Other, net (Note 8)	268	844
Total other income (expenses)	11,078	15,319
Income before income taxes	46,549	19,390
Income taxes (Note 10)	14,487	10,066
Net income	32,062	9,324
Net income attributable to noncontrolling interests	(1,740)	(612)
Net income attributable to shareholders of Kyocera Corporation	¥30,322	¥8,712
Per share information (Note 16):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥82.65	¥23.75
Diluted	82.65	23.75
Average number of shares of common stock outstanding:
Basic	366,863	366,859
Diluted	366,863	366,859

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Net income	¥79,125	¥63,028
Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4, 12 and 13)	132,563	102,450
Net unrealized losses on derivative financial instruments (Notes 8, 12 and 13)	(281)	(86)
Pension adjustments (Notes 9, 12 and 13)	(1,114)	(1,007)
Foreign currency translation adjustments (Notes 12 and 13)	74,075	(4,549)
Total other comprehensive income (loss)	205,243	96,808
Comprehensive income	284,368	159,836
Comprehensive income attributable to noncontrolling interests	(15,125)	(3,677)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥269,243	¥156,159

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Net income	¥32,062	¥9,324
Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4 and 13)	82,032	116,533
Net unrealized losses on derivative financial instruments (Notes 8 and 13)	(117)	(55)
Pension adjustments (Notes 9 and 13)	(759)	(193)
Foreign currency translation adjustments (Note 13)	50,473	(77)
Total other comprehensive income (loss)	131,629	116,208
Comprehensive income	163,691	125,532
Comprehensive income attributable to noncontrolling interests	(8,678)	(794)
Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥155,013	¥124,738

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Cash flows from operating activities:
Net income	¥79,125	¥63,028
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,914	55,755
Provision for doubtful accounts and loss on bad debts	280	609
Write-down of inventories	8,649	6,034
Deferred income taxes	(1,347)	(1,337)
Gains on sales of property, plant and equipment, net (Note 14)	(951)	(12,268)
Loss on impairment of goodwill (Note 5)	—	14,143
Foreign currency adjustments	(3,616)	95
Change in assets and liabilities:
Decrease in receivables	8,493	24,432
Increase in inventories	(42,316)	(15,202)
Increase in other current assets	(1,762)	(1,449)
Decrease in notes and accounts payable	(24,329)	(2,375)
Decrease in accrued income taxes	(10,195)	(2,591)
Increase (decrease) in other current liabilities	10,114	(13,127)
Decrease in other non-current liabilities	(2,088)	(2,464)
Other, net	(2,576)	2,411
Net cash provided by operating activities	70,395	115,694
Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(24,504)	(41)
Payments for purchases of held-to-maturity securities	(172,789)	(84,730)
Payments for purchases of other securities	(462)	(4,085)
Proceeds from sales of available-for-sale securities	23,710	12,819
Proceeds from maturities of held-to-maturity securities	106,523	60,195
Acquisitions of businesses, net of cash acquired (Note 3)	(1,906)	(21,233)
Payments for purchases of property, plant and equipment	(43,768)	(49,314)
Payments for purchases of intangible assets	(5,226)	(5,850)
Proceeds from sales of property, plant and equipment	3,957	16,407
Acquisition of time deposits and certificate of deposits	(145,627)	(209,751)
Withdrawal of time deposits and certificate of deposits	188,185	222,429
Other, net	(1,163)	(2,609)
Net cash used in investing activities	(73,070)	(65,763)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	678	(2,275)
Proceeds from issuance of long-term debt	8,025	8,507
Payments of long-term debt	(10,990)	(9,993)
Dividends paid	(30,888)	(42,175)
Purchases of noncontrolling interests	(3,668)	(1,605)
Other, net	64	(103)
Net cash used in financing activities	(36,779)	(47,644)
Effect of exchange rate changes on cash and cash equivalents	23,204	(2,185)
Net increase (decrease) in cash and cash equivalents	(16,250)	102
Cash and cash equivalents at beginning of period	335,174	351,363
Cash and cash equivalents at end of period	¥318,924	¥351,465

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation registered its common stock and American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC). In May 1980, Kyocera listed its ADRs on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments.  Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The remaining balance of  raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value.

For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 10 years
Patent rights	2 to 10 years
Trademarks	10 to 21 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. On December 31, 2015, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not adjust prior period’s financial statement retrospectively.

(18) Recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2. Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3. Assets recognized from the costs to obtain or fulfill a contract.

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This accounting standard will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this accounting standard address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This accounting standard includes the requirement that equity securities be measured at fair value with changes in the fair value recognized through net income. This accounting standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2015, and the consolidated statements of cash flows for the nine months ended December 31, 2014 to conform to the current presentation.

3. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2016

On April 27, 2015, Kyocera Unimerco A/S, a Danish subsidiary, acquired 100% of the common stock of Garsdalo Medienos Technologija UAB, a Lithuanian company, to strengthen its woodworking tool business in northern Europe. The result of operation of acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group. This acquisition did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On September 4, 2015, Kyocera acquired the common stock and the preferred stock of Nihon Inter Electronics Corporation (NIEC) by a way of cash tender offer for ¥12,134 million, and made it a consolidated subsidiary. On September 8, 2015, Kyocera’s ratio of voting rights for NIEC resulted in 70.23% due to the conversion to the common stock of the preferred stock acquired by Kyocera.

Kyocera is striving to achieve further corporate growth by pursuing with NIEC in each business domain through sharing of their respective management resources, such as technologies and sales channels, and expansion into new business fields through combination of their respective products.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended December 31, 2015.  Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2015. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

September 4, 2015
(Yen in millions)
Cash and cash equivalents	¥1,976
Trade receivables	5,630
Inventories	5,761
Others	183
Total current assets	13,550
Property, plant and equipment	4,527
Intangible assets	1,760
Others	396
Total non-current assets	6,683
Total assets	20,233
Short-term borrowings	3,722
Current portion of long-term debt	480
Trade notes and accounts payable	3,147
Others	951
Total current liabilities	8,300
Non-current liabilities	5,265
Total liabilities	13,565
Total identified assets and liabilities	6,668
The fair value of business as of September 4, 2015*1	17,274
Goodwill*2	¥10,606

*1 The fair value of business as of September 4, 2015 was calculated by multiplying 197 yen which was the price of tender offer for per common share by NIEC’s total number of common shares issued after deducting of the treasury shares.

*2 The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

September 4, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥388
Customer relationships	887
Trademarks	465
Others	20
Total	¥1,760

The weighted average amortization periods for technologies, customer relationships and trademarks are eight years, 17 years and 21 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On October 19, 2015, Kyocera Document Solutions Europe B.V., a Dutch subsidiary of Kyocera Document Solutions Inc., acquired 60% of the common stock of Bilgitas Büro Makinalari Sanayi Ve Ticaret A.S. to expand its sales channels in Turkey for ¥3,538 million of cash and paid ¥2,195 million to an escrow account on the condition that the remaining 40% of the common stock would be acquired in the future. Consequently, Kyocera’s ratio of voting rights became 100%.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations”, however, the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of December 31, 2015. Acquisition-related costs of ¥68 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2015.

On November 2, 2015, Kyocera Document Solutions America, Inc., a U.S. subsidiary of Kyocera Document Solutions Inc., acquired business of EGP, Inc. to expand its sales channels in the U.S. This acquisition did not have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On November 3, 2015, Kyocera Document Solutions Inc., acquired 100% of the common stock of Ceyoniq Technology GmbH, Ceyoniq Consulting GmbH and related three companies to expand into solution business, making it possible to effectively control and use data handled with a company and increase productivity. The acquisition price included already-paid cash of ¥3,508 million and the performance-linked payment, the maximum amount of which is ¥332 million.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations”, however, the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of December 31, 2015. Acquisition-related costs of ¥127 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2015.

The results of operations of the above three acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, they are reported in the Information Equipment Group.

Business combinations in the year ended March 31, 2015

On October 1, 2014, Kyocera Document Solutions America, Inc., a U.S. subsidiary of Kyocera Document Solutions Inc., acquired 100% of the common stock of Wittco-Oregon, Inc., to expand its sales channels in the U.S.

On December 30, 2014, Kyocera Document Solutions Chile SpA., a Chilean subsidiary of Kyocera Document Solutions Inc., acquired 100% of the common stock of Vigaprint S. A., to expand its sales channels in Chile.

The results of operations of the above two acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates. For segment reporting, they are reported in the Information Equipment Group. These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2015 and December 31, 2015, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2015				December 31, 2015
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥273,271	¥1,007,629	¥734,358	¥0	¥273,803	¥1,158,815	¥885,023	¥11
Investment trusts	12,500	12,500	—	—	—	—	—	—
Total equity securities	285,771	1,020,129	734,358	0	273,803	1,158,815	885,023	11
Total available-for-sale securities	285,771	1,020,129	734,358	0	273,803	1,158,815	885,023	11
Held-to-maturity securities:
Corporate bonds	126,739	126,692	67	114	151,487	151,304	91	274
Government bonds and public bonds	7	7	—	—	4	4	—	—
Total held-to-maturity securities	126,746	126,699	67	114	151,491	151,308	91	274
Total	¥412,517	¥1,146,828	¥734,425	¥114	¥425,294	¥1,310,123	¥885,114	¥285

*1               Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2               Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At December 31, 2015, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2015				December 31, 2015
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥249,036	¥934,781	¥685,745	¥—	¥249,036	¥1,083,734	¥834,698	¥—

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2015 and December 31, 2015 are as follows:

	March 31, 2015			December 31, 2015
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥12,500	¥82,737	¥95,237	¥—	¥106,756	¥106,756
Long-term investment in debt and equity securities	1,007,629	44,009	1,051,638	1,158,815	44,735	1,203,550
Total	¥1,020,129	¥126,746	¥1,146,875	¥1,158,815	¥151,491	¥1,310,306

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2015 and December 31, 2015, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2015	December 31, 2015
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥186,953	¥174,556
Non-marketable equity securities	13,664	16,862
Long-term loans	4	56
Investments in affiliates and an unconsolidated subsidiary	4,139	6,785
Total	¥204,760	¥198,259

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2015				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(Yen in millions)
Current Assets:
Investment trusts	¥—	¥12,500	¥—	¥12,500	¥—	¥—	¥—	¥—
Total equity securities	—	12,500	—	12,500	—	—	—	—
Foreign currency forward contracts	—	4,058	—	4,058	—	2,530	—	2,530
Total derivatives	—	4,058	—	4,058	—	2,530	—	2,530
Total current assets	—	16,558	—	16,558	—	2,530	—	2,530
Non-Current Assets:
Marketable equity securities	1,007,629	—	—	1,007,629	1,158,815	—	—	1,158,815
Total equity securities	1,007,629	—	—	1,007,629	1,158,815	—	—	1,158,815
Total non-current assets	1,007,629	—	—	1,007,629	1,158,815	—	—	1,158,815
Total assets	¥1,007,629	¥16,558	¥—	¥1,024,187	¥1,158,815	¥2,530	¥—	¥1,161,345
Current Liabilities:
Foreign currency forward contracts	¥—	¥2,933	¥—	¥2,933	¥—	¥457	¥—	¥457
Total derivatives	—	2,933	—	2,933	—	457	—	457
Total current liabilities	¥—	¥2,933	¥—	¥2,933	¥—	¥457	¥—	¥457

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2015.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Assets and liabilities measured at fair value on a non-recurring basis

The following table presents the assets that were measured and recorded at fair value on a non-recurring basis for the nine months ended December 31, 2015.

	Balance at December 31, 2015	Level 1	Level 2	Level 3	Total gains (losses) for the nine months ended December 31, 2015
			(Yen in millions)
Property, plant and equipment	¥2,432			¥2,432	¥(1,522)
Intangible assets	334			334	(2,666)
Goodwill	—			—	(14,143)

Kyocera recognized ¥17,957 million of losses on impairment in total of property, plant and equipment, intangible assets subject to amortization and goodwill for the nine months ended December 31, 2015 due to the deterioration of the profitability in the liquid crystal displays business (“Reporting Unit”) included in the Electronic Devices Group. The following table presents the location and each amount of these impairment losses in the consolidated statements of income for the nine months ended December 31, 2015.

		Nine months ended
	Location	December 31, 2015
		(Yen in millions)
Property, plant and equipment	Selling, general and administrative expenses	¥1,148
Intangible assets subject to amortization	Selling, general and administrative expenses	2,666
Goodwill	Loss on impairment of goodwill	14,143
Total		¥17,957

The fair value of the Reporting Unit with a basis for the loss on impairment of goodwill as described above was determined using the discounted cash flows method (income approach).

Impairment tests for Property, plant and equipment and Intangible assets subject to amortization are accounted for under ASC360, “Property, plant and equipment.” The tested for impairment shall be performed whenever any events and changes in circumstances that might lead to impairment indicate. In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

Impairment test for Goodwill is accounted for under ASC350, “Goodwill and other intangible assets” and two steps shall be performed for the test. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill and if the carrying amount exceeds the implied fair value, the exceeded amount is recognized as impairment loss. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill.

(3) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2015		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥95,237	¥95,281	¥106,756	¥106,810
Long-term investments in debt and equity securities	1,051,638	1,051,547	1,203,550	1,203,313
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	16,263	16,263	17,462	17,462
Total	¥1,163,138	¥1,163,091	¥1,327,768	¥1,327,585
Liabilities (b):
Long-term debt (including due within one year)	¥27,322	¥27,322	¥28,811	¥28,811
Total	¥27,322	¥27,322	¥28,811	¥28,811

(a)              For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2015 and December 31, 2015 were ¥13,651 million and ¥16,831 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.

(b)              The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2015 and December 31, 2015 are as follows:

	March 31, 2015	December 31, 2015
	(Yen in millions)
Finished goods	¥149,737	¥180,455
Work in process	62,784	68,870
Raw materials and supplies	141,978	117,403
Total	¥354,499	¥366,728

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2015 and December 31, 2015 are as follows:

	March 31, 2015	December 31, 2015
	(Yen in millions)
Other current assets	¥232	¥147
Other long-term investments	76	43
Other assets	2,028	1,996

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a consolidated German subsidiary of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA Triumph-Adler GmbH estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Balance at beginning of period	¥283	¥203
Charged to costs or expenses, or charge-offs	28	(86)
Foreign currency translation	12	6
Balance at end of period	¥323	¥123

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2015 and December 31, 2015 were ¥32,437 million and ¥33,600 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2015 and December 31, 2015 are as follows:

	March 31, 2015	December 31, 2015
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,797	¥13,992
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	182,761	196,876
Total derivatives	¥195,558	¥210,868

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2015 and December 31, 2015 are as follows:

	Location	March 31, 2015	December 31, 2015
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥131	¥82
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	3,927	2,448
Total derivative assets		¥4,058	¥2,530

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥104	¥107
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	2,829	350
Total derivative liabilities		¥2,933	¥457

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the nine months ended December 31, 2014 and 2015 are as follows:

		Nine months ended December 31,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(7,483)	¥1,000

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the three months ended December 31, 2014 and 2015 are as follows:

		Three months ended December 31,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(5,311)	¥810

Realized gains (losses) on derivative financial instruments designated as hedging instruments are not presented because the amounts were not material.

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Service cost	¥8,741	¥9,196
Interest cost	1,353	1,055
Expected return on plan assets	(2,707)	(2,877)
Amortization of prior service cost	(3,263)	(3,295)
Recognized actuarial loss	1,216	1,268
Net periodic pension costs	¥5,340	¥5,347

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Service cost	¥2,920	¥3,085
Interest cost	451	353
Expected return on plan assets	(904)	(960)
Amortization of prior service cost	(1,099)	(1,101)
Recognized actuarial loss	406	419
Net periodic pension costs	¥1,774	¥1,796

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Service cost	¥420	¥552
Interest cost	1,543	1,345
Expected return on plan assets	(1,498)	(1,558)
Amortization of prior service cost	8	9
Recognized actuarial loss	475	1,028
Net periodic pension costs	¥948	¥1,376

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Service cost	¥150	¥184
Interest cost	537	447
Expected return on plan assets	(528)	(519)
Amortization of prior service cost	3	3
Recognized actuarial loss	168	334
Net periodic pension costs	¥330	¥449

10. INCOME TAXES

The effective tax rates for the nine months and the three months ended December 31, 2015 increased to 35.28% and 51.91% respectively, compared to the rates for the nine months and three months ended December 31, 2014 of 31.00% and 31.12%. The increases are due mainly to recording the nondeductible impairment loss of goodwill in the amount of ¥14,143 million for the three months ended December 31, 2015.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥12,468 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of December 31, 2015 are as follows:

December 31, 2015
(Yen in millions)
Due within 1 year	¥5,626
Due after 1 year but within 2 years	4,604
Due after 2 years but within 3 years	2,825
Due after 3 years but within 4 years	1,894
Due after 4 years but within 5 years	1,218
Thereafter	1,861
Total	¥18,028

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,815 million at December 31, 2015 accounted for by the equity method, is pledged as collateral for loans of ¥20,139 million from financial institutions of Kagoshima Mega Solar Power Corporation.

Between 2005 and 2008, Kyocera entered into four long term purchase agreements (“the LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Corporation and its subsidiary Hemlock Semiconductor, LLC. (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of December 31, 2015, there is a remaining balance of ¥184,605 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥47,694 million is prepaid.

A significant divergence between the market price of polysilicon material and the fixed contract price arose after the LTAs were signed. Because the Chinese government provided subsidies to Chinese polysilicon and solar panel producers, Chinese companies produced polysilicon material and solar panels at a significantly lower price compared to other market participants. As a result, other polysilicon producers reduced their prices, resulting in a significant decrease in polysilicon material and distorted the world markets. The U.S. government also placed anti-dumping duties on solar panels imported from China. This situation has been prolonged and has had an adverse effect to Kyocera’s profit margin on products of the solar energy business. In light of these unprecedented circumstances, Kyocera entered into discussions with Hemlock to modify the contract terms including its price and quantity.

However, on April 1, 2015, Hemlock filed a law suit against Kyocera in the United States District Court Eastern District of Michigan claiming damages for the alleged anticipatory repudiation by Kyocera. On April 3, 2015, Kyocera sued Hemlock before the Tokyo District Court contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law.

The legal proceedings in Michigan and Japan are in process, and accordingly, Kyocera has not ordered the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2015 (“the 2015 amount”), which is ¥28,374 million in total. As the LTAs contain take or pay provisions which purport to require Kyocera to pay for quantities of polysilicon material even if they do not take immediate delivery, Hemlock issued an invoice for the amount equal to the difference between the 2015 amount and applicable advanced payment, which is due for payment by Kyocera on February 15, 2016. Kyocera contends that the LTAs are illegal and unenforceable under Japanese Antitrust Law and even if they are enforceable, Kyocera has the right to cure a default by purchasing the 2015 amount within a certain period from the issuance of the default notice. The cure period expires, at the earliest, in August 2016. Taking into consideration these conditions, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥28,374 million as other current asset for the 2015 amount and ¥22,079 million as other account payable for the amount equal to the difference between the 2015 amount and applicable advanced payment. While Kyocera contends it has a right to cure the default by purchasing the 2015 amount within the cure period, depending on the legal proceedings, its rights under the LTAs may be uncertain and it may result in a write off of the other current asset.

Kyocera considered the polysilicon material of the 2015 amount in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of December 31, 2015. In addition, Kyocera evaluated whether the obligation to purchase polysilicon material through 2020, assuming delivery, was an adverse obligation or not, and concluded that no loss was incurred as of December 31, 2015.

Kyocera has entered into purchase agreements with a specific supplier other than Hemlock for purchasing polysilicon material used in its solar energy business. Under those agreements, during the nine months ended December 31, 2015 and during the three months ended December 31, 2015, Kyocera purchased ¥4,427 million and ¥1,455 million, respectively and is obligated to purchase ¥6,593 million in total by December 31, 2016.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth of Massachusetts (the harbor). Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has a certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Also, uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure. Accordingly, these costs could differ from our current estimates.

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation.  This case alleged that certain AVX products infringe on one or more of nine Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff and found damages to Greatbatch in the amount of ¥4,575 million ($37.5 million). AVX is reviewing the verdict and consulting with its legal advisors on what action AVX may take in response.

AVX and Kyocera have recorded a liability of ¥4,575 million and charged the same amount in selling, general and administrative expenses in the consolidated statements of income for the nine months and three months ended December 31, 2015.

In addition to the above matter, Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

12. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 24, 2015, Kyocera Corporation declared year-end cash dividends totaling ¥22,012 million, ¥60 per share of common stock effective June 25, 2015 to shareholders of record on March 31, 2015.

Based on the resolution for the payment of interim dividends at the meeting of the Board of Directors held on October 29, 2015, Kyocera Corporation declared cash dividends totaling ¥18,343 million, ¥50 per share of common stock effective December 7, 2015 to shareholders of record on September 30, 2015.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2014 and 2015 are as follows:

	Nine months ended December 31, 2014
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income
Net income	73,971	5,154	79,125
Other comprehensive income—net of taxes
Net unrealized gains on securities	132,473	90	132,563
Net unrealized losses on derivative financial instruments	(239)	(42)	(281)
Pension adjustments	(1,031)	(83)	(1,114)
Foreign currency translation adjustments	64,069	10,006	74,075
Total other comprehensive income	195,272	9,971	205,243
Total comprehensive income	269,243	15,125	284,368
Cash dividends paid to Kyocera Corporation’s shareholders	(29,349)	—	(29,349)
Cash dividends paid to noncontrolling interests	—	(2,259)	(2,259)
Equity transactions with noncontrolling interests and others	(93)	(2,896)	(2,989)
Balance at end of period	¥2,149,884	¥87,113	¥2,236,997

	Nine months ended December 31, 2015
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income
Net income	59,504	3,524	63,028
Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities	102,573	(123)	102,450
Net unrealized losses on derivative financial instruments	(75)	(11)	(86)
Pension adjustments	(977)	(30)	(1,007)
Foreign currency translation adjustments	(4,866)	317	(4,549)
Total other comprehensive income	96,655	153	96,808
Total comprehensive income	156,159	3,677	159,836
Cash dividends paid to Kyocera Corporation’s shareholders	(40,355)	—	(40,355)
Cash dividends paid to noncontrolling interests	—	(2,511)	(2,511)
Making NIEC a consolidated subsidiary	—	5,140	5,140
Equity transactions with noncontrolling interests and others	112	(990)	(878)
Balance at end of period	¥2,331,235	¥93,620	¥2,424,855

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the nine months ended December 31, 2014 and 2015 are as follows:

	Nine months ended December 31, 2014
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥293,783	¥(260)	¥(21,101)	¥(21,459)	¥250,963
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	132,756	(392)	(85)	64,076	196,355
Amounts reclassified from accumulated other comprehensive income	(283)	153	(946)	(7)	(1,083)
Other comprehensive income (loss), net	132,473	(239)	(1,031)	64,069	195,272
Equity transactions with noncontrolling interests	—	0	(64)	(38)	(102)
Balance at end of period	¥426,256	¥(499)	¥(22,196)	¥42,572	¥446,133

	Nine months ended December 31, 2015
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	102,924	(107)	(412)	(4,853)	97,552
Amounts reclassified from accumulated other comprehensive income	(351)	32	(565)	(13)	(897)
Other comprehensive income (loss), net	102,573	(75)	(977)	(4,866)	96,655
Equity transactions with noncontrolling interests	—	0	(17)	17	0
Balance at end of period	¥570,414	¥(447)	¥(29,446)	¥25,807	¥566,328

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the nine months ended December 31, 2014 and 2015 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	Nine months ended December 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(295)
	Income before income taxes	(295)
	Income taxes	12
	Net income	(283)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(283)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(625)
	Cost of sales	824
	Foreign currency transaction gains, net	(18)
	Other, net	66
	Income before income taxes	247
	Income taxes	(52)
	Net income	195
	Net income attributable to noncontrolling interests	(42)
	Net income attributable to shareholders of Kyocera Corporation	153
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(1,564)
	Income before income taxes	(1,564)
	Income taxes	671
	Net income	(893)
	Net income attributable to noncontrolling interests	(53)
	Net income attributable to shareholders of Kyocera Corporation	(946)
Foreign currency translation adjustments:
Sale of an investment in an affiliate	Other, net	(7)
	Income before income taxes	(7)
	Income taxes	—
	Net income	(7)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(7)
Total reclassifications for the period		¥(1,083)

Details about accumulated other comprehensive income components	Affected line items	Nine months ended December 31, 2015
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities and gains on exchange for the shares	Other, net	¥(582)
	Income before income taxes	(582)
	Income taxes	186
	Net income	(396)
	Net income attributable to noncontrolling interests	45
	Net income attributable to shareholders of Kyocera Corporation	(351)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(147)
	Cost of sales	126
	Foreign currency transaction gains, net	3
	Other, net	65
	Income before income taxes	47
	Income taxes	(19)
	Net income	28
	Net income attributable to noncontrolling interests	4
	Net income attributable to shareholders of Kyocera Corporation	32
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(990)
	Income before income taxes	(990)
	Income taxes	516
	Net income	(474)
	Net income attributable to noncontrolling interests	(91)
	Net income attributable to shareholders of Kyocera Corporation	(565)
Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(13)
	Income before income taxes	(13)
	Income taxes	—
	Net income	(13)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(13)
Total reclassifications for the period		¥(897)

*                      As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the three months ended December 31, 2014 and 2015 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	Three months ended December 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(295)
	Income before income taxes	(295)
	Income taxes	12
	Net income	(283)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(283)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(461)
	Cost of sales	670
	Foreign currency transaction gains, net	(17)
	Other, net	22
	Income before income taxes	214
	Income taxes	(42)
	Net income	172
	Net income attributable to noncontrolling interests	(43)
	Net income attributable to shareholders of Kyocera Corporation	129
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(522)
	Income before income taxes	(522)
	Income taxes	215
	Net income	(307)
	Net income attributable to noncontrolling interests	(19)
	Net income attributable to shareholders of Kyocera Corporation	(326)
Foreign currency translation adjustments:
Sale of an investment in an affiliate	Other, net	(7)
	Income before income taxes	(7)
	Income taxes	—
	Net income	(7)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(7)
Total reclassifications for the period		¥(487)

Details about accumulated other comprehensive income components	Affected line items	Three months ended December 31, 2015
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities and gains on exchange for the shares	Other, net	¥(582)
	Income before income taxes	(582)
	Income taxes	186
	Net income	(396)
	Net income attributable to noncontrolling interests	45
	Net income attributable to shareholders of Kyocera Corporation	(351)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(68)
	Cost of sales	58
	Foreign currency transaction gains, net	0
	Other, net	21
	Income before income taxes	11
	Income taxes	(6)
	Net income	5
	Net income attributable to noncontrolling interests	2
	Net income attributable to shareholders of Kyocera Corporation	7
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*	(345)
	Income before income taxes	(345)
	Income taxes	223
	Net income	(122)
	Net income attributable to noncontrolling interests	(28)
	Net income attributable to shareholders of Kyocera Corporation	(150)
Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	53
	Income before income taxes	53
	Income taxes	—
	Net income	53
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	53
Total reclassifications for the period		¥(441)

*                      As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

Tax effect allocated to each components of other comprehensive income (loss) for the nine months ended December 31, 2014 and 2015 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the nine months ended December 31, 2014:
Net unrealized gains on securities	¥207,205	¥(74,642)	¥132,563
Net unrealized losses on derivative financial instruments	(384)	103	(281)
Pension adjustments	(1,473)	359	(1,114)
Foreign currency translation adjustments	74,075	—	74,075
Other comprehensive income (loss)	¥279,423	¥(74,180)	¥205,243
For the nine months ended December 31, 2015:
Net unrealized gains on securities	¥150,636	¥(48,186)	¥102,450
Net unrealized losses on derivative financial instruments	(119)	33	(86)
Pension adjustments	(1,523)	516	(1,007)
Foreign currency translation adjustments	(4,549)	—	(4,549)
Other comprehensive income (loss)	¥144,445	¥(47,637)	¥96,808

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended December 31, 2014 and 2015 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended December 31, 2014:
Net unrealized gains on securities	¥128,256	¥(46,224)	¥82,032
Net unrealized losses on derivative financial instruments	(164)	47	(117)
Pension adjustments	(736)	(23)	(759)
Foreign currency translation adjustments	50,473	—	50,473
Other comprehensive income (loss)	¥177,829	¥(46,200)	¥131,629
For the three months ended December 31, 2015:
Net unrealized gains on securities	¥171,349	¥(54,816)	¥116,533
Net unrealized losses on derivative financial instruments	(79)	24	(55)
Pension adjustments	(416)	223	(193)
Foreign currency translation adjustments	(77)	—	(77)
Other comprehensive income (loss)	¥170,777	¥(54,569)	¥116,208

14. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the nine months ended December 31, 2014 and 2015 is as follows:

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Research and development expenses	¥40,418	¥44,078
Advertising expenses	4,606	4,645
Shipping and handling cost included in selling, general and administrative expenses	17,706	17,576

Gains of ¥12,268 million on sales of property, plant and equipment, net, which was mainly comprised of a gain on sales of assets under “Others” for the segment reporting, was deducted from the selling, general and administrative expenses during the nine months ended December 31, 2015.

Supplemental expense information for the three months ended December 31, 2014 and 2015 is as follows:

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Research and development expenses	¥13,938	¥14,976
Advertising expenses	1,910	1,952
Shipping and handling cost included in selling, general and administrative expenses	5,853	5,962

15. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates, Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Power Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Crystal Components, Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS Handsets and PHS Base Stations

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services, Engineering Business

Management Consulting Business

Materials for Semiconductor, Chemical Materials

Realty Development Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the nine months ended December 31, 2014 and 2015 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥66,128	¥70,342
Semiconductor Parts Group	159,561	165,032
Applied Ceramic Products Group	189,333	177,763
Electronic Device Group	213,050	219,780
Telecommunications Equipment Group	146,346	124,178
Information Equipment Group	241,744	245,375
Others	123,176	122,608
Adjustments and eliminations	(37,646)	(32,048)
Net sales	¥1,101,692	¥1,093,030
Income before income taxes:
Fine Ceramic Parts Group	¥11,167	¥11,860
Semiconductor Parts Group	24,617	24,114
Applied Ceramic Products Group	9,570	12,498
Electronic Device Group	28,281	3,784
Telecommunications Equipment Group	(3,223)	(3,945)
Information Equipment Group	25,432	17,484
Others	4,095	11,334
Total operating profit	99,939	77,129
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	15,233	20,250
Adjustments and eliminations	(505)	11
Income before income taxes	¥114,667	¥97,390
Depreciation and amortization:
Fine Ceramic Parts Group	¥3,547	¥3,759
Semiconductor Parts Group	11,441	11,456
Applied Ceramic Products Group	9,141	8,276
Electronic Device Group	11,411	12,528
Telecommunications Equipment Group	3,385	3,282
Information Equipment Group	8,098	10,492
Others	4,306	4,458
Corporate	1,585	1,504
Total	¥52,914	¥55,755
Capital expenditures:
Fine Ceramic Parts Group	¥4,871	¥5,801
Semiconductor Parts Group	8,596	9,834
Applied Ceramic Products Group	5,015	7,371
Electronic Device Group	10,172	14,553
Telecommunications Equipment Group	2,012	1,991
Information Equipment Group	6,680	6,667
Others	2,121	2,100
Corporate	2,349	2,574
Total	¥41,816	¥50,891

Information by reporting segments for the three months ended December 31, 2014 and 2015 is summarized as follows:

Reporting Segments

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥22,904	¥23,397
Semiconductor Parts Group	57,388	53,806
Applied Ceramic Products Group	64,619	64,127
Electronic Device Group	74,207	73,569
Telecommunications Equipment Group	54,791	45,481
Information Equipment Group	84,096	82,864
Others	39,719	37,908
Adjustments and eliminations	(10,361)	(10,699)
Net sales	¥387,363	¥370,453
Income before income taxes:
Fine Ceramic Parts Group	¥4,158	¥3,593
Semiconductor Parts Group	9,962	7,488
Applied Ceramic Products Group	3,794	4,475
Electronic Device Group	11,597	(14,627)
Telecommunications Equipment Group	(1,965)	1,676
Information Equipment Group	8,225	5,445
Others	1,601	72
Total operating profit	37,372	8,122
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	9,124	11,348
Adjustments and eliminations	53	(80)
Income before income taxes	¥46,549	¥19,390
Depreciation and amortization:
Fine Ceramic Parts Group	¥1,307	¥1,434
Semiconductor Parts Group	4,049	4,060
Applied Ceramic Products Group	3,249	2,979
Electronic Device Group	4,345	4,547
Telecommunications Equipment Group	1,108	1,221
Information Equipment Group	3,087	3,855
Others	1,447	1,526
Corporate	556	510
Total	¥19,148	¥20,132
Capital expenditures:
Fine Ceramic Parts Group	¥853	¥1,651
Semiconductor Parts Group	1,720	3,141
Applied Ceramic Products Group	2,053	3,476
Electronic Device Group	3,132	4,681
Telecommunications Equipment Group	662	775
Information Equipment Group	1,789	1,664
Others	683	404
Corporate	454	484
Total	¥11,346	¥16,276

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥447,300	¥432,440
Asia	224,090	237,453
United States of America	182,466	191,704
Europe	195,994	185,550
Others	51,842	45,883
Net sales	¥1,101,692	¥1,093,030

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥151,896	¥151,737
Asia	81,802	77,042
United States of America	67,410	64,222
Europe	66,923	62,689
Others	19,332	14,763
Net sales	¥387,363	¥370,453

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥473,397	¥460,074
Intra-group sales and transfer between geographic areas	382,357	393,052
	855,754	853,126
Asia	178,664	185,781
Intra-group sales and transfer between geographic areas	238,613	220,556
	417,277	406,337
United States of America	223,467	233,841
Intra-group sales and transfer between geographic areas	25,308	29,631
	248,775	263,472
Europe	201,950	191,139
Intra-group sales and transfer between geographic areas	27,646	23,899
	229,596	215,038
Others	24,214	22,195
Intra-group sales and transfer between geographic areas	12,217	12,502
	36,431	34,697
Adjustments and eliminations	(686,141)	(679,640)
Net sales	¥1,101,692	¥1,093,030
Income before income taxes:
Japan	¥61,632	¥41,723
Asia	19,066	17,597
United States of America	14,793	9,492
Europe	7,297	8,567
Others	744	249
	103,532	77,628
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	15,233	20,250
Adjustments and eliminations	(4,098)	(488)
Income before income taxes	¥114,667	¥97,390

	Three months ended December 31,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥162,420	¥162,117
Intra-group sales and transfer between geographic areas	132,464	136,384
	294,884	298,501
Asia	63,355	61,419
Intra-group sales and transfer between geographic areas	80,437	82,622
	143,792	144,041
United States of America	83,789	74,912
Intra-group sales and transfer between geographic areas	8,276	12,477
	92,065	87,389
Europe	68,599	64,545
Intra-group sales and transfer between geographic areas	9,066	5,480
	77,665	70,025
Others	9,200	7,460
Intra-group sales and transfer between geographic areas	4,206	4,096
	13,406	11,556
Adjustments and eliminations	(234,449)	(241,059)
Net sales	¥387,363	¥370,453
Income before income taxes:
Japan	¥22,741	¥1,230
Asia	6,822	6,314
United States of America	4,997	287
Europe	2,626	1,558
Others	369	164
	37,555	9,553
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	9,124	11,348
Adjustments and eliminations	(130)	(1,511)
Income before income taxes	¥46,549	¥19,390

16. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥73,971	¥59,504
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	201.63	162.20
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	201.63	162.20
Basic weighted average number of shares outstanding	366,865	366,860
Diluted weighted average number of shares outstanding	366,865	366,860

	Three months ended December 31,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥30,322	¥8,712
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	82.65	23.75
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	82.65	23.75
Basic weighted average number of shares outstanding	366,863	366,859
Diluted weighted average number of shares outstanding	366,863	366,859

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,
	2014		2015		Increase
	Amount	% to the total	Amount	% to the total	(Decrease) %
	(Yen in millions)
Fine Ceramic Parts Group	¥69,496	6.1	¥71,725	6.3	3.2
Semiconductor Parts Group	168,978	14.7	169,838	14.9	0.5
Applied Ceramic Products Group	192,825	16.8	199,252	17.5	3.3
Electronic Device Group	225,050	19.6	219,247	19.2	(2.6)
Total Components Business	656,349	57.2	660,062	57.9	0.6
Telecommunications Equipment Group	146,459	12.7	127,785	11.2	(12.8)
Information Equipment Group	247,942	21.6	252,039	22.1	1.7
Total Equipment Business	394,401	34.3	379,824	33.3	(3.7)
Others	97,663	8.5	99,642	8.8	2.0
Production	¥1,148,413	100.0	¥1,139,528	100.0	(0.8)

2. Orders

	Nine months ended December 31,
	2014		2015		Increase
	Amount	% to the total	Amount	% to the total	(Decrease) %
	(Yen in millions)
Fine Ceramic Parts Group	¥66,565	5.7	¥71,349	6.4	7.2
Semiconductor Parts Group	163,115	13.9	161,799	14.6	(0.8)
Applied Ceramic Products Group	223,695	19.1	189,242	17.0	(15.4)
Electronic Device Group	216,503	18.5	224,484	20.2	3.7
Total Components Business	669,878	57.2	646,874	58.2	(3.4)
Telecommunications Equipment Group	161,347	13.8	135,446	12.2	(16.1)
Information Equipment Group	241,652	20.6	245,223	22.0	1.5
Total Equipment Business	402,999	34.4	380,669	34.2	(5.5)
Others	136,231	11.7	119,315	10.7	(12.4)
Adjustments and eliminations	(38,394)	(3.3)	(34,483)	(3.1)	—
Orders	¥1,170,714	100.0	¥1,112,375	100.0	(5.0)